

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
Amendment No. 3

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

23 June, 2003
(Date Tender Offer/Rights Offering Commenced)

MELBOURNE:41989.6

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: ____________________
Name: Bernard McInerney
Title Secretary

By: ____________________
Name: Paul Little
Title Director

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:

By: : ____________________
Name: Paul Little
Title: Director

Exhibit 1


GROUP

Level 8/380 St Kilda Road
Melbourne VIC 3004
Telephone: (03) 9694 2888
Facsimile: (03) 9694 2880

7 July, 2003

The Manager
Australian Stock Exchange
Company Announcement Office
Level 4
20 Bridge Street
Sydney NSW 2000

Lodged Through ASX On Line
Total No. of Pages: 3

Dear Sir

MEDIA RELEASE - TRANZRAIL HOLDINGS LIMITED

Please find attached for immediate release to the market, a Media Release with regard to the above mentioned subject.

Yours faithfully
TOLL HOLDINGS LIMITED

Bernard McInerney
Company Secretary

Encl.

F:\050 ASX\134.l.rc.ASX media release tranzrail.070703.doc





8 July 2003

Partner Reference
K Jaffe - Auckland

Writer's Details
Direct Dial: +64-9-977 5057
Fax: +64-9-977 5036
E-mail Address:
kevin.jaffe@simpsongrierson.com

Matt Walsh
Tranz Rail Holdings Ltd
AUCKLAND

By fax: 270 5039

Kerry Morrell
Takeovers Panel
WELLINGTON

By fax: 04 471 4619

Rachel Cross
New Zealand Exchange
WELLINGTON

By fax: 04 473 3181

Takeover Offer in respect of Tranz Rail Holdings Limited dated 23 June 2003

We hereby confirm yesterday's announcements to the effect that Toll Group (NZ) Limited has withdrawn its takeover offer dated 23 June 2003 in respect of Tranz Rail Holdings Limited.

Yours faithfully
SIMPSON GRIERSON

Kevin Jaffe

AK031890.234